UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SEC FILE NUMBER
FORM 12b-25	000-54870
CUSIP NUMBER
NOTIFICATION OF LATE FILING	56782D 107

(Check one):	X .Form 10-K	.Form 20-F	.Form 11-K	.Form 10-Q	. Form 10-D
		.Form N-SAR	.Form N-CSR

For Period Ended:  December 31, 2013

      .Transition Report on Form 10-K

      . Transition Report on Form 20-F

      .Transition Report on Form 11-K

      .Transition Report on Form 10-Q

      .Transition Report on Form N-SAR

      .For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MARILYNJEAN INTERACTIVE INC.
Full Name of Registrant

Not applicable
Former Name if Applicable

104 – 12877 76th Avenue
Address of Principal Executive Office (Street and Number)

Surrey, British Columbia V3W 1E6 Canada
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our annual report on Form 10-K within the prescribed time period because our auditors are still completing their review of our financial statements for the period ended December 31, 2013. We anticipate that the Form 10-K, along with the financial statements, will be filed on or before the fifth calendar day following the prescribed due date of our Form 10-K.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Jason Carvalho	(604) 630-9302
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes      . No  X .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

MARILYNJEAN INTERACTIVE INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2014	By	/s/Jason Carvalho
Jason Carvalho
Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director

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